UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras returns to the World Economic Forum's anti-corruption initiative

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Rio de Janeiro, September 9, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that it has again become a signatory to the anti-corruption initiative Partnering Against Corruption Initiative (PACI) of the World Economic Forum.

PACI is the leading international anti-corruption organization with compliance officers from large multinationals, international organizations and governments. The initiative acts as a global platform for collective action, working so that companies can maximize their collective impact in the fight against corruption through the exchange of experiences, guarantee conditions of fair competition and create more healthy and transparent markets.

Participation in PACI gives Petrobras the opportunity to discuss and contribute with market players on the best practices for transparency and fighting corruption, enabling the improvement of the company's processes and the incorporation of new tools and work methodologies. Petrobras was a member of the organization from 2005 to 2014.

The return is a recognition of the company's efforts to promote transparency and fight corruption in recent years. In a letter sent to the company, PACI highlighted that "Petrobras' leadership will make a significant contribution to the initiative".

Over the past few years, Petrobras has been implementing several measures of governance, transparency and compliance, working to disseminate a culture of integrity among its employees and their counterparts, including several training actions, in line with the best practices that have been adopted by the largest companies in the world that have achieved quality and excellence in preventing fraud and corruption.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer